

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 10, 2008

By Facsimile and U.S. Mail

Robert Kees
Senior Vice President and Chief Financial Officer
Old Dominion Electric Cooperative
4201 Dominion Boulevard
Glen Allen, VA 23060

      **RE:**    **Old Dominion Electric Cooperative**
             **File No. 0-50039**
             **Form 10-K for the year ended December 31, 2007**
             **Filed on March 20, 2008**

Dear Mr. Kees:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 7 – Investments, page 66

Mr. Robert Kees
Old Dominion Electric Cooperative
Page 2

1. Prospectively, please ensure that you present *full* SFAS no. 115 disclosures with regard to your investments in accordance with paragraphs 19-22 of Statement no. 115.

2. Please explain to us the regulatory requirements with respect to the investment oversight of the nuclear decommissioning trust assets.  In this regard, we assume a trustee is responsible for managing the trust funds; if our assumption is incorrect, please clarify.  If correct, explain how you still maintain the intent and ability to retain investments which are in an unrealized loss position.  Lastly, explain in detail the investments that have been in an unrealized loss position for greater than twelve months and your detailed reasoning for not recording an other than temporary impairment.  See SAB Topic 5M.

3. We read your disclosure on page 7 of your March 31, 2008 Form 10-Q with respect to the unrealized loss of $7.7 million related to the Company's investments in certain auction rate securities which was recorded as a regulatory asset.  We also noted the $1.9 million unrealized loss recorded at year end discussed on page 38 of your Form 10-K with regard to these investments.  Please explain to us how the losses were calculated and your accounting basis for recording the losses as regulatory assets.  Lastly, please explain why the incremental loss recorded in the first quarter 2008 totaling approximately $5.8 million was not recorded as of December 31, 2007.  Please be detailed in your response.

Note 8 – Regulatory Assets and Liabilities, page 6

4. We read the disclosure on page 2 of your Form 10-K that the formulary rate approved by the FERC is designed to recover your total cost of service and *provide for a firm equity base*.  In this regard, explain to us and revise your disclosure to indicate if your regulatory assets are earning a return.  If they are not earning a return revise your disclosure to provide the amounts and recovery periods of regulatory assets not earning a current return.  See paragraph 20 of SFAS no. 71.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter with your responses to our comments and provide any requested supplemental information.  Please understand that we may have additional comments after reviewing your responses to our comments.  Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,


Michael Moran
Branch Chief Accountant